CORRESPONDENCE

STATE AUTO FINANCIAL CORPORATION
518 East Broad Street
Columbus, Ohio 43215-3976

April 4, 2016

VIA EDGAR
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Attn: Scot Foley
Re:    State Auto Financial Corporation
Registration Statement on Form S-3
Filed March 2, 2016
File No. 333-209878

In accordance with Rule 461 under the Securities Act of 1933, as amended, State Auto Financial Corporation (the “Company”) hereby requests acceleration of the effective date of the above-referenced Registration Statement to 5:00 p.m. Eastern Time on April 4, 2016, or as soon thereafter as is practicable.
In connection with this request, the Company hereby acknowledges that:

•
should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Melissa A. Centers

Senior Vice President, Secretary and General Counsel
cc: Joseph P. Boeckman (Baker & Hostetler LLP)